UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 15

         CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.


                         Commission File Number 1-8951
                              --------------------

                              M.D.C. HOLDINGS, INC.

 3600 South Yosemite Street, Suite 900, Denver, Colorado 80237, (303) 773-1100
   ------------------------------------------------------------------------
   (Address, including zip code, and telephone  number, including   area  code,
                of   registrant's principal executive offices)


                    11 1/8%  Senior  Notes  December  2003
                     8 3/4% Convertible Subordinated Notes due December 2005 6.64% Subordinated Fixed Rate Notes due April 1998
   -------------------------------------------------------------------------
               (Title of each class of securities covered by this Form)

                           Common Stock, $.01 par value
                      8 3/8% Senior Notes due February 2008
   -------------------------------------------------------------------------
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule   12g-4(a)(1)(i)  |X|     Rule   12h-3(b)(1)(i)  |_|
                  Rule   12g-4(a)(1)(ii) |_|     Rule   12h-3(b)(1)(ii) |_|
                  Rule   12g-4(a)(2)(i)  |_|     Rule   12h-3(b)(2)(i)  |_|
                  Rule   12g-4(a)(2)(ii) |_|     Rule   12h-3(b)(2)(ii) |_|
                  Rule   15d-6           |_|

         Approximate number of holders of record as of the certification or
notice date:     0

                                     ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, M.D.C. Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.





Date:    February 9, 1999                            By:  /s/ Daniel S. Japha
         ----------------                                ----------------------
                                                          Daniel S. Japha
                                                          Secretary


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.